Peoples Financial Corporation

2001 Annual Report

2001 ANNUAL REPORT TO SHAREHOLDERS



PEOPLES FINANCIAL CORPORATION

PRESIDENT'S MESSAGE

Dear Shareholder:

We are pleased to present Peoples Financial Corporation's Annual Report to Shareholders for the fiscal year ended September 30, 2001.

Net earnings for fiscal 2001 totaled $469,000, a decrease of $116,000 from net earnings for fiscal year 2000. The decrease was largely due to a decrease of $257,000 in the gain on sales of securities, partially offset by an increase in net interest income, an increase in other income and gains on the sale of loans.

Recognizing the difficulty Peoples Financial, like other small financial institutions, has in providing to shareholders a sufficient return on investment, Peoples Financial explored strategic alternatives during the fiscal year 2001. As announced in October, Peoples Financial executed an Agreement and Plan of Merger with National Bancshares Corporation, an Ohio corporation and holding company of First National Bank of Orrville. The Agreement and Plan of Merger sets forth the terms and conditions under which Peoples Financial will merge with a subsidiary of National Bancshares and then merge into National Bancshares, and Peoples Federal Savings and Loan Association of Massillon will merge with and into First National Bank. If the transactions contemplated by the Agreement and Plan of Merger are completed, each shareholder of Peoples Financial will receive $12.25 in cash for each common share of Peoples Financial held by the shareholder.

Consummation of the mergers is subject to the approval of the shareholders of Peoples Financial and the receipt of all requested approvals, as well as other customary conditions.

We appreciate the trust you have placed in us through your investment in Peoples Financial Corporation.

Sincerely,

Paul von Gunten

Paul von Gunten
President and Chief Executive Officer



BUSINESS OF PEOPLES FINANCIAL CORPORATION

Peoples Financial Corporation ("PFC" or the "Corporation"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common stock of Peoples Federal Savings and Loan Association of Massillon ("Peoples Federal"), a savings association chartered under the laws of the United States. In September 1996, PFC acquired all of the common shares issued by Peoples Federal upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, PFC's activities have been limited primarily to holding the common shares of Peoples Federal.

Peoples Federal is a stock savings and loan association principally engaged in the business of making permanent first and second mortgage loans secured by one- to four-family residential real estate located in Peoples Federal's primary lending area. Peoples Federal also invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed and related securities and originates loans for the construction of residential real estate and loans secured by multifamily real estate (over four units) and nonresidential real estate. The origination of consumer loans, including unsecured loans and loans secured by deposits, constitutes a small part of Peoples Federal's lending activities. Funds for lending and investment activities are obtained from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), advances from the Federal Home Loan Bank ("FHLB") and loans and mortgage-backed and related securities repayments. Peoples Federal conducts business from its main office and two full-service branch offices, located in Massillon, Ohio, and from its lending office located in North Canton, Ohio. Peoples Federal's primary lending area consists of Stark County, Ohio, and adjacent counties.

As a savings and loan holding company, PFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association chartered under the laws of the United States, Peoples Federal is subject to regulation, supervision and examination by the OTS and the FDIC. Peoples Federal is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.

MARKET PRICE OF PFC's COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Corporation's common stock has been quoted on the Nasdaq SmallCap Market since September 12, 1996 under the symbol "PFFC".

Presented below are the high and low bid prices for the Corporation's common shares, as well as the amount of cash dividends paid on the common shares, for each quarter of fiscal 2001 and 2000. Such bid prices do not represent actual transactions and do not include retail markups, markdowns or commissions. Information relating to prices has been obtained by the Corporation from the Nasdaq Stock Market.

MARKET PRICE OF PFC's COMMON SHARES AND RELATED SHAREHOLDER MATTERS (CONTINUED)

	High Bid	Low Bid	Cash distributions declared
Fiscal 2000			
Quarter ended:			
December 31, 1999	$11.000	$ 6.250	$3.160
March 31, 2000	$ 8.000	$ 5.125	$0.115
June 30, 2000	$ 6.500	$ 5.000	$0.120
September 30, 2000	$ 5.906	$ 5.125	$0.120
Fiscal 2001			
Quarter ended:			
December 31, 2000	$ 5.750	$ 5.000	$ .06
March 31, 2001	$ 6.500	$ 5.031	$ .06
June 30, 2001	$ 6.650	$ 5.700	$ .06
September 30, 2001	$ 8.180	$ 6.450	$ .06

As of November 30, 2001, the Corporation had outstanding 1,234,085 shares of common stock, held by approximately 331 shareholders of record. This number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

Under OTS regulations applicable to converted savings associations, Peoples Federal is not permitted to pay a cash dividend on its common shares if the regulatory capital of Peoples Federal would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of Peoples Federal, in the event of a complete liquidation, to those members of Peoples Federal before the Conversion who maintain a savings account at Peoples Federal after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

An application must be submitted and approval from the OTS must be obtained by a subsidiary of a savings and loan holding company (1) if the proposed distribution would cause total distributions for that calendar year to exceed net earnings for that year to date plus the savings association's retained net earnings for the preceding two years; (2) if the savings association will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or (4) if the savings association has not received certain favorable examination ratings from the OTS. If a savings association subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding PFC at the dates and for the periods indicated.

Selected consolidated financial condition data:

	At September 30,				
	2001	2000	1999	1998	1997
	(In thousands)				
Total amount of:					
Assets	$109,203	$100,438	$92,437	$86,296	$85,206
Interest-bearing deposits	3,727	1,191	2,463	2,152	4,440
Investment securities designated as available for sale - at market	266	518	1,150	2,591	3,291
Investment securities designated as held to maturity - at cost	860	946	1,956	967	1,973
Mortgage-backed securities designated as available for sale - at market	4,969	6,847	7,394	8,859	8,657
Mortgage-backed securities designated as held to maturity - at cost	1,840	2,521	3,218	4,400	6,841
Loans receivable - net	93,692	84,834	73,084	64,341	56,642
Deposits	75,647	70,758	66,276	65,797	65,660
Advances from Federal Home Loan Bank and other borrowings	22,000	18,650	11,000	4,000	3,000
Shareholders' equity	10,406	10,315	14,201	15,033	15,236

Summary of consolidated earnings data:

	Year ended September 30,				
	2001	2000	1999	1998	1997
	(In thousands, except share data)				
Interest income	$ 7,644	$6,955	$6,259	$6,105	$6,253
Interest expense	4,970	4,320	3,505	3,315	3,047
Net interest income	2,674	2,635	2,754	2,790	3,206
Provision for losses on loans	12	12	12	42	12
Net interest income after provision for losses on loans	2,662	2,623	2,742	2,748	3,194
Gain on sale of investments	346	603	518	683	15
Gain on sale of loans	10	-	-	-	-
Other operating income	155	64	51	29	37
General, administrative and other expense	2,447	2,421	2,197	2,089	2,004
Earnings before income taxes	726	869	1,114	1,371	1,242
Federal income taxes	257	284	360	453	436
Net earnings	$ 469	$ 585	$ 754	$ 918	$ 806
Earnings per share					
Basic	$.38	$.47	$.60	$.68	$.57
Diluted	$.38	$.47	$.60	$.67	$.57

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA (CONTINUED)

Selected financial ratios and other data:

	Year ended September 30,				
	2001	2000	1999	1998	1997
Return on average assets (net earnings divided by average total assets)	0.45%	0.61%	0.84%	1.10%	0.92%
Return on average equity (net earnings divided by average equity)	4.49	5.52	5.25	6.00	3.52
Interest rate spread (difference between average yield on interest-earning assets and average cost of interest-bearing liabilities)	2.15	2.31	2.43	2.53	2.52
Net interest margin (net interest income as a percentage of average interest-earning assets)	2.61	2.80	3.16	3.42	3.75
General, administrative and other expense to average assets	2.33	2.51	2.46	2.50	2.28
Average equity to average assets	9.95	10.98	16.10	18.30	26.11
Nonperforming assets to total assets (1)	0.18	0.22	0.12	0.13	0.04
Nonperforming loans to total loans	0.19	0.25	0.14	0.17	-
Total delinquent loans to total loans (2)	0.22	0.31	0.35	0.20	0.33
Allowance for loan losses to total loans	0.24	0.26	0.27	0.29	0.23
Allowance for loan losses to nonperforming loans	123.44	105.38	186.84	170.43	7,250.00 (3)
Net charge-offs to average loans (4)	.01	-	-	-	0.12
Average interest-earning assets to average interest-bearing liabilities	109.54	110.72	118.31	121.92	134.65
Dividend payout ratio	.63	7.48	1.03	0.81	0.57
Number of full service office	3	3	2	2	2

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(1) Nonperforming assets consist of loans delinquent greater than ninety days and certain automobile loan pass-through certificates.

(2) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

(3) Nonperforming loans declined to a total of $2,000 at September 30, 1997, primarily as a result of a full recovery of $572,000 in delinquent loans during fiscal 1997. There was no charge against the allowance for loan losses related to such recoveries.

(4) For the years ended September 30, 2000, 1999 and 1998, Peoples Federal did not have any charge-offs of loans.

Peoples Financial Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and analysis of the financial condition and results of operations of PFC and Peoples Federal should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto, included in the Annual Report.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Peoples Federal, and PFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and PFC's primary market area.

Without limiting the generality of the foregoing, some of the statements in the referenced sections of this discussion and analysis are forward looking and are, therefore, subject to such risks and uncertainties:

1. Management's determination of the amount of the allowance for loan losses set forth under "Financial Condition," "Comparison of Results of Operations for the Years Ended September 30, 2001 and 2000" and "Comparison of Results of Operations for the Years Ended September 30, 2001 and 2000;"

2. The analysis of interest rate risk set forth under "Asset and Liability Management;"

3. The statement set forth under "Liquidity and Capital Resources" that Peoples Federal considers its liquidity and capital sufficient to meet its outstanding short-term and long-term needs; and

4. Management's estimate as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements."

Discussion of Changes in Financial Condition from September 30, 2000 to September 30, 2001

PFC's consolidated assets totaled $109.2 million at September 30, 2001, an increase of $8.8 million, or 8.7%, over the $100.4 million total at September 30, 2000. The principal changes in the composition of assets during the year ended September 30, 2001, consisted of an increase in loans receivable and interest-bearing deposits in other financial institutions and decreases in securities and mortgage-backed securities. This increase in assets was funded primarily from increases of $4.9 million in deposits and $3.4 million in borrowings.

Discussion of Changes in Financial Condition from September 30, 2000 to September 30, 2001 (continued)

Interest-bearing deposits in other financial institutions totaled $3.7 million at September 30, 2001, an increase of $2.5 million from September 30, 2000 levels. Securities and mortgage-backed securities totaled $7.9 million at September 30, 2001, as compared to $10.8 million at September 30, 2000, a decrease of $2.9 million, or 26.7%. Securities decreased due to maturities of municipal bonds totaling $87,000 and the sale of 5,500 shares of FHLMC common stock. Mortgage-backed securities decreased due to principal repayments totaling $2.7 million. Such proceeds, coupled with FHLB advances and increases in deposits, were used principally to fund the growth in the loan portfolio.

Loans receivable totaled $93.7 million at September 30, 2001, an increase of $8.9 million, or 10.4%, over the $84.8 million total at September 30, 2000. Loan disbursements of $31.6 million were partially offset by principal repayments of $21.1 million during the year ended September 30, 2001. The increase in loans was comprised primarily of a $9.3 million increase in one- to four-family and construction loans, including a net increase in undisbursed loans in process of $295,000. Loans secured by nonresidential real estate and consumer and other loans decreased by $429,000 and multi-family real estate loans decreased by $4,000.

Peoples Federal's allowance for loan losses totaled $239,000 at September 30, 2001, compared to $235,000 at September 30, 2000. Nonperforming loans amounted to $193,000 at September 30, 2001, compared to $223,000 at September 30, 2000. The allowance for loan losses represented .24% and .26% of total loans at September 30, 2001 and 2000, respectively, and 123.8% and 105.4% of nonperforming loans on the same dates.

Management believes that the allowance for loan losses at September 30, 2001 is appropriate based on the available facts and circumstances. There can be no assurance, however, that the allowance will be adequate to absorb actual loan losses during future periods. The amount of loan losses experienced may increase due to growth in the loan portfolio generally; increases in the amount of the portfolio consisting of higher risk loan types, such as nonresidential real estate loans, construction loans and consumer and other loans; economic changes locally or nationally, including changes in interest rates, employment rates and property values; and unexpected problems with specific loans. If additions to the allowance are necessary in future periods, such additions would reduce PFC's net earnings.

Deposits totaled $75.6 million at September 30, 2001, compared to $70.8 million at September 30, 2000, an increase of $4.9 million, or 6.9%. The increase in deposits resulted primarily from growth at a new branch location, coupled with management's overall pricing strategies. Certificates of deposit increased by $3.5 million as Peoples Federal generally offered rates designed to increase certificates and maintain the cost of funds at an acceptable level. Premium savings accounts and NOW accounts increased by $1.9 million and $535,000, respectively, while passbook deposits decreased by $1.1 million during fiscal 2001.

Discussion of Changes in Financial Condition from September 30, 2000 to September 30, 2001 (continued)

Borrowings consisted of advances from the FHLB of $22.0 million at September 30, 2001, compared to $18.7 million at September 30, 2000, an increase of $3.4 million, or 18.0%. These borrowings were used primarily to fund the increase in loans.

Shareholders' equity totaled $10.4 million at September 30, 2001, an increase of $91,000, or .9%, from the September 30, 2000 level. The increase resulted primarily from net earnings of $469,000 which were partially offset by payment of dividends of $294,000, and a reduction in net unrealized gains on securities designated as available for sale of $84,000.

Comparison of Results of Operations for the Years Ended September 30, 2001 and 2000

General

The operating results of PFC are affected by general economic conditions, the monetary and fiscal policies of the U. S. Government and the regulatory policies of agencies that regulate financial institutions. The net earnings of PFC and Peoples Federal are primarily dependent on net interest income, which is the difference between interest earned on loans and other interest-earning assets and interest expense incurred on deposits and borrowed funds.

Net earnings totaled $469,000 for the year ended September 30, 2001, a decrease of $116,000, or 19.8%, from net earnings of $585,000 recorded for fiscal 2000. The decrease in net earnings was due primarily to a decrease in gains on sale of securities of $257,000 and an increase in non-interest expense of $26,000, which were partially offset by an increase in net interest income of $39,000, an increase in other income of $91,000, gains on the sale of loans of $10,000 and a decrease of $27,000 in the provision for federal income taxes.

Net Interest Income

Total interest income for the year ended September 30, 2001, totaled $7.6 million, an increase of $689,000, or 9.9%, over the $7.0 million recorded in fiscal 2000. Interest income on loans increased by $868,000 or 14.5%. The increase resulted primarily from a $10.9 million, or 13.8%, increase in the weighted-average outstanding balance of loans receivable, and by a 5 basis point (100 basis points equals one percent) increase in weighted-average yield to 7.61% in 2001, from 7.56% in 2000. Interest income on mortgage-backed securities, securities and interest-bearing deposits decreased by $179,000, or 18.8%. The decrease resulted primarily from a $2.4 million, or 16.5%, decrease in the average balance of such assets and by a 18 basis point decrease in weighted-average yield.

Comparison of Results of Operations for the Years Ended September 30, 2001 and 2000 (continued)

Net Interest Income (continued)

Interest expense on deposits totaled $3.8 million for the year ended September 30, 2001, an increase of $525,000, or 15.8%, over the $3.3 million recorded in fiscal 2000. This increase was due primarily to a $4.5 million, or 6.5%, increase in the weighted-average outstanding balance of deposits and an increase in the weighted-average cost of deposits of 42 basis points, to 5.24% in 2001 from 4.82% in 2000 as management offered rates designed to increase certificates. Interest expense on borrowings totaled $1.1 million in fiscal 2001, an increase of $125,000, or 12.5%, over the $1.0 million recorded in fiscal 2000. This increase was due primarily to a $4.2 million increase in the weighted-average outstanding balance of advances from the FHLB partially offset by a decrease in the weighted-average interest rate paid of 68 basis points, to 5.58% from 6.26%. Peoples Federal had advances from the FHLB outstanding throughout fiscal 2001 and 2000.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $39,000, or 1.5%, to $2.7 million for the year ended September 30, 2001. The interest rate spread decreased to 2.15% in fiscal 2001, from 2.31% in fiscal 2000, while the net interest margin decreased to 2.61% in fiscal 2001, from 2.80% in fiscal 2000.

Provision for Losses on Loans

The provision for losses on loans was $12,000 for both of the years ended September 30, 2001 and 2000. Management believes that the continuation of periodic increases in the allowance for loan losses is prudent based upon the inherent risk of loss related to loans, the increase in the outstanding portfolio balance, current and anticipated economic conditions as measured by leading economic indicators and local employment data, the level of nonperforming loans and past loss experience. There can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Non-interest Income

Other income totaled $511,000 for the year ended September 30, 2001, compared to $667,000 for fiscal 2000. FHLMC common stock was sold during the year ended September 30, 2001 for $352,000, resulting in a gain of $346,000. During the year ended September 30, 2000, FHLMC common stock was sold for $616,000, resulting in a gain of $603,000. Other operating income increased by $91,000 or 142.2%, due primarily to increased NOW, automated teller machine ("ATM") and other fee income. Also included in other operating income are late charges on loans and safe deposit box rentals.

Comparison of Results of Operations for the Years Ended September 30, 2001 and 2000 (continued)

Non-interest Expense

Non-interest expense totaled $2.4 million for the year ended September 30, 2001, compared to $2.4 million for fiscal 2000, an increase of $26,000, or 1.1%. Employee compensation and benefits decreased by $166,000, or 12.2% in fiscal 2001, compared to fiscal 2000. Salaries and wages and directors fees increased by $163,000 in fiscal 2001 over fiscal 2000. Normal merit increases and a full year payroll cost of an executive officer and personnel staffing the branch office located in Wal-Mart increased salaries and wages in fiscal 2001, compared to fiscal 2000, when these costs were incurred for only a portion of the year, while additional meetings due to the pending merger increased directors fees in fiscal 2001 over fiscal 2000.

A deferred compensation plan was established in fiscal 2000 as the final step needed to terminate PFC's employee stock benefit plans and eliminate the related cost. Funds equal to the estimated liability for the deferred compensation plan were placed in a trust, resulting in expense of $266,000 in fiscal 2000. The cost of this plan was $3,000 in fiscal 2001. Contributions were made to Peoples Federal's 401(k) benefit plan for the entire fiscal 2001 year, but frozen during eight months of fiscal 2000. The cost of the 401(k) employee benefit plan was $29,000 for fiscal 2001 and $12,000 for fiscal 2000. The termination of the employee stock ownership plan and the recognition and retention plan reduced benefit costs by $87,000 during fiscal 2001, compared to fiscal 2000. Health care costs increased by $17,000 in fiscal 2001 over fiscal 2000 due to the cost of coverage for new employees for a full year in fiscal 2001 and higher premium rates. Payroll tax expense decreased by $9,000 in fiscal 2001 compared to fiscal 2000 due to the timing of FICA taxability of the deferred compensation plan, partially offset by increased payroll in fiscal 2001.

Occupancy and equipment expense totaled $360,000 for the year ended September 30, 2001, an increase of $91,000, or 33.8%, over fiscal 2000. Depreciation expense for fiscal 2001 was $165,000. Principally due to depreciation of leasehold improvements and equipment at the branch located in Wal-Mart, this expense increased by $48,000 for fiscal 2001 over 2000. Rent expense for fiscal 2001, totaling $49,000, includes the annual cost for the North Canton lending office and the branch office located in Wal-Mart and the cost for a new ATM location from the mid-June opening date to year end. Rent expense increased by $30,000 for fiscal 2001 over fiscal 2000. Repairs and maintenance for fiscal 2001 increased by $10,000 compared to fiscal 2000, principally because more maintenance was required on both buildings and equipment.

Ohio franchise taxes for the year ended September 30, 2001 were $140,000, a decrease of $33,000, or 19.1%, from fiscal 2000, principally due to the effect on taxability of shareholders' equity of the special dividend paid in fiscal 2000. Data processing totaled $151,000 for fiscal 2001, an increase of $29,000, or 23.8%, over fiscal 2000, principally due to increased volume of accounts and transactions of the branch located in Wal-Mart in fiscal 2001 over fiscal 2000. Advertising totaled $77,000 for fiscal 2001, an increase of $11,000, or 16.7%, over fiscal 2000, principally due to increased local newspaper advertising. Other operating expense totaled $496,000 for fiscal 2001, an increase of $87,000, or 21.3%, over fiscal 2000, principally due to increased professional fees connected with the pending merger, offset by decreases in employee seminar costs and marketing and supply costs connected with the branch office located in Wal-Mart.

Comparison of Results of Operations for the Years Ended September 30, 2001 and 2000 (continued)

Federal Income Taxes

The provision for federal income taxes totaled $257,000 for the year ended September 30, 2001, a decrease of $27,000, or 9.5%, from the $284,000 provision recorded in fiscal 2000. The decrease was primarily due to the decrease in net earnings before taxes of $143,000, or 16.5%, offset by the tax effect of certain costs incurred in connection with the pending merger. PFC's effective tax rates were 35.4% for fiscal 2001 and 32.7% for fiscal 2000.

Comparison of Results of Operations for the Years Ended September 30, 2000 and 1999

General

Net earnings totaled $585,000 for the year ended September 30, 2000, a decrease of $169,000, or 22.4%, from net earnings of $754,000 recorded for fiscal 1999. The decrease in net earnings was due primarily to a decrease in net interest income of $119,000 and an increase in general, administrative and other expense of $224,000, which were partially offset by an increase in net gains on the sale of investment and mortgage-backed securities of $85,000, an increase in other income of $13,000 and a decrease of $76,000 in the provision for federal income taxes.

Net Interest Income

Total interest income for the year ended September 30, 2000, totaled $7.0 million, an increase of $696,000, or 11.1%, over the $6.3 million recorded in fiscal 1999. Interest income on loans increased by $763,000, or 14.6%. The increase resulted primarily from a $10.3 million, or 15.0%, increase in the weighted-average outstanding balance of loans receivable, partially offset by a 3 basis point decrease in weighted-average yield to 7.56% in 2000, from 7.59% in 1999. Interest income on mortgage-backed securities, investment securities and interest-bearing deposits decreased by $67,000, or 6.6%. The decrease resulted primarily from a $3.3 million, or 18.5%, decrease in the average balance of such assets, partially offset by a 62 basis point increase in weighted-average yield on mortgage-backed securities, a 100 basis point increase in weighted-average yield on investment securities and a 132 basis point increase in weighted-average yield on interest-bearing deposits.

Interest expense on deposits totaled $3.3 million for the year ended September 30, 2000, an increase of $160,000, or 5.1%, over the $3.2 million recorded in fiscal 1999. This increase was due primarily to a $2.3 million, or 3.5%, increase in the weighted-average outstanding balance of deposits and an increase in the weighted-average cost of deposits of 8 basis points, to 4.82% in 2000 from 4.74% in 1999. Interest expense on borrowings totaled $997,000 in fiscal 2000, an increase of $655,000, or 191.5%, over fiscal 1999. This increase was due primarily to a $9.0 million increase in the weighted-average outstanding balance of advances from the FHLB and an increase in the weighted-average interest rate paid of 132 basis points, to 6.26% from 4.94%. Peoples Federal had advances from the FHLB outstanding throughout fiscal 2000 and 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $119,000, or 4.3%, to $2.6 million for the year ended September 30, 2000. The interest rate spread decreased to 2.31% in fiscal 2000, from 2.43% in fiscal 1999, while the net interest margin decreased to 2.80% in fiscal 2000, from 3.16% in fiscal 1999.

Comparison of Results of Operations for the Years Ended September 30, 2000 and 1999 (continued)

Provision for Losses on Loans

The provision for losses on loans was $12,000 for each of the years ended September 30, 2000 and 1999. Management believes that the continuation of periodic increases in the allowance for loan losses is prudent based upon the inherent risk of loss related to loans, the increase in the outstanding portfolio balance, current and anticipated economic conditions as measured by leading economic indicators and local employment data, the level of nonperforming loans and past loss experience. There can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $667,000 for the year ended September 30, 2000, compared to $569,000 for fiscal 1999. FHLMC common stock was sold during the year ended September 30, 2000 for $616,000, resulting in a gain of $603,000. During the year ended September 30, 1999, FHLMC common stock was sold for $527,000, resulting in a gain of $518,000. Other operating income increased by $13,000, or 25.5%, due primarily to increased automated teller machine ("ATM") and NOW fee income. Also included in other operating income are late charges on loans and safe deposit box rentals.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.4 million for the year ended September 30, 2000, compared to $2.2 million for fiscal 1999, an increase of $224,000, or 10.2%. Employee compensation and benefits increased by $155,000, or 12.9% in fiscal 2000, compared to fiscal 1999. Salaries and wages and directors fees increased by $125,000 due to normal merit increases, the addition of an executive officer and hiring of personnel to staff the new branch office.

A deferred compensation plan was established in fiscal 2000 as the final step needed to terminate PFC's employee stock benefit plans and eliminate the related cost. Funds equal to the estimated liability for the deferred compensation plan were placed in a trust, resulting in expense of $266,000 in fiscal 2000. Contributions to Peoples Federal's 401(k) benefit plan were frozen during eight months of fiscal 2000 and all of fiscal 1999. The cost of the 401(k) employee benefit plan was $12,000 for fiscal 2000. There was no cost in fiscal 1999 for either of these plans. The termination of the employee stock ownership plan and the recognition and retention plan reduced benefit costs by $279,000 during fiscal 2000, compared to fiscal 1999. Health care costs increased by $12,000 in fiscal 2000 over fiscal 1999 due to the cost of coverage for new employees and higher premium rates. Payroll tax expense increased by $19,000 in fiscal 2000 over fiscal 1999 due to increased compensation and the timing of FICA taxability of the deferred compensation plan.

Comparison of Results of Operations for the Years Ended September 30, 2000 and 1999 (continued)

General, Administrative and Other Expense (continued)

Occupancy and equipment expense totaled $269,000 for the year ended September 30, 2000, an increase of $7,000, or 2.7%, over fiscal 1999. Rent expense for fiscal 2000, totaling $19,000, includes the annual cost for the North Canton lending office and the cost for a new branch office from the mid-July opening date to year end. A refund of rental cost realized at the end of the first lease term of the lending office had reduced fiscal 1999 rent expense to a negligible amount. Repairs and maintenance for fiscal 2000 decreased by $13,000 compared to fiscal 1999, principally because less building maintenance was required. Ohio franchise taxes for the year ended September 30, 2000 were $173,000, a decrease of $28,000, or 13.9%, from fiscal 1999, principally based on a decline in shareholders' equity. Data processing totaled $122,000 for fiscal 2000, an increase of $3,000, or 2.5%, over fiscal 1999, principally due to costs for the new branch in fiscal 2000 offset by year 2000 compliance testing costs incurred in fiscal 1999. Advertising totaled $66,000 for fiscal 2000, an increase of $25,000, or 61.0%, over fiscal 1999, principally due to increased local newspaper advertising and promotional costs. Other operating expense totaled $409,000 for fiscal 2000, an increase of $81,000, or 24.7%, over fiscal 1999, principally due to increased employee seminar attendance, professional fees connected with the employee benefit plan termination, marketing and supply costs connected with the new branch office.

Federal Income Taxes

The provision for federal income taxes totaled $284,000 for the year ended September 30, 2000, a decrease of $76,000, or 21.1%, from the $360,000 provision recorded in fiscal 1999. The decrease was primarily due to the decrease in net earnings before taxes of $245,000, or 22.0%. PFC's effective tax rates were 32.7% for fiscal 2000 and 32.3% for fiscal 1999.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents certain information relating to PFC and Peoples Federal's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended September 30, 2001 Average outstanding balance	2001 Interest earned/ paid	2001 Yield/ rate	2000 Average outstanding balance	2000 Interest earned/ paid	2000 Yield/ rate	1999 Average outstanding balance	1999 Interest earned/ paid	1999 Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Interest-bearing deposits	$ 1,615	$ 55	3.41%	$1,812	$ 111	6.13%	$ 2,246	$ 108	4.81%
Securities	2,406	135	5.62	2,753	145	5.27	3,841	164	4.27
Mortgage-backed and related securities	8,233	584	7.10	10,103	697	6.90	11,916	748	6.28
Loans receivable (1)	90,283	6,870	7.61	79,369	6,002	7.56	69,039	5,239	7.59
Total interest-earning assets	102,537	7,644	7.46	94,037	6,955	7.40	87,042	6,259	7.19
Non-interest-earning assets									
Cash and amounts due from depository institutions	407			527			264		
Premises and equipment, net	1,490			1,373			1,442		
Other non-earning assets	534			645			522		
Total assets	$ 104,968			$96,582			$89,270		
Interest-bearing liabilities:									
NOW accounts	$ 2,850	18	.63	$2,418	26	1.08	$ 1,942	24	1.24
Premium savings accounts	3,893	141	3.64	2,550	64	2.51	2,624	58	2.21
Passbook savings accounts	9,490	184	1.94	11,001	222	2.02	10,778	216	2.00
Certificates of deposit	57,268	3,505	6.12	53,017	3,011	5.68	51,311	2,865	5.58
Borrowings	20,108	1,122	5.58	15,950	997	6.26	6,917	342	4.94
Total interest-bearing liabilities	93,609	4,970	5.31	84,936	4,320	5.09	73,572	3,505	4.76
Non-interest-bearing liabilities	913			1,039			1,325		
Total liabilities	94,522			85,975			74,897		
Shareholders' equity	10,446			10,607			14,373		
Total liabilities and shareholders' equity	$ 104,968			$96,582			$89,270		
Net interest income; interest rate spread		$ 2,674	2.15 %		$2,635	2.31%		$2,754	2.43%
Net interest margin (net interest income as a percent of average interest-earning assets)			2.61%			2.80%			3.16%
Average interest-earning assets to average interest-bearing liabilities			109.54 %			110.72%			118.31%

(1) Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses.

Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected PFC and Peoples Federal's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

	Year ended September 30,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Interest-bearing deposits	$ (6)	$ (50)	$ (56)	$ (26)	$ 29	$ 3
Securities	(19)	9	(10)	(57)	38	(19)
Mortgage-backed and related securities	(133)	20	(113)	(125)	74	(51)
Loans receivable	830	38	868	781	(18)	763
Total interest income	672	17	689	573	123	696
Interest expense attributable to:						
NOW accounts	3	(11)	(8)	5	(3)	2
Premium savings accounts	49	28	77	(1)	8	7
Passbook savings accounts	(29)	(9)	(38)	4	2	6
Certificates of deposit	260	235	495	97	48	145
Borrowings	232	(108)	124	565	90	655
Total interest expense	515	135	650	670	145	815
Increase (decrease) in net interest income	$ 157	$ (118)	$ 39	$ (97)	$ (22)	$ (119)

Asset and Liability Management

Peoples Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Peoples Federal uses the Net Portfolio Value ("NPV") methodology adopted by the OTS as part of its capital regulations. Although Peoples Federal is not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12% and OTS has waived application of the regulation, the application of the NPV methodology can illustrate Peoples Federal's degree of interest rate risk.

Asset and Liability Management (continued)

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

At September 30, 2001, 2% of the present value of Peoples Federal's assets was approximately $2.2 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $5.4 million at September 30, 2001, Peoples Federal would have been required to deduct approximately $1.6 million (50% of the approximate $3.2 million difference) from its capital in determining whether Peoples Federal met its risk-based capital requirement. Regardless of such reduction, however, Peoples Federal's risk-based capital at September 30, 2001, would still have exceeded the regulatory requirement by $5.0 million.

Presented below, as of September 30, 2001 and 2000, is an analysis of Peoples Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Peoples Federal as the minimum NPV ratio that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Peoples Federal's strong capital position and reflect the institution's objective of moderate interest rate risk exposure. The declaration of the $3.00 per share special dividend in September 30, 2000, caused Peoples Federal to fall short of the Board's preexisting NPV limit. Management has developed a strategic plan, including strategies to originate adjustable-rate mortgage ("ARM") loans and to originate fixed-rate loans for sale in the secondary market. The plan's goal is to increase the NPV ratio to the Board of Directors' limit by June 2003.

As illustrated in the table, Peoples Federal's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. At September 30, 2001, fixed-rate loans constituted approximately 82.8% of Peoples Federal's loan portfolio. In addition, because Peoples Federal has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed-rate loans may be difficult. As a result, in a rising interest rate environment, the amount of interest Peoples Federal would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Peoples Federal would pay on its deposits would increase rapidly because Peoples Federal's deposits generally have shorter periods of repricing. Assumptions in calculating the amounts in this table are OTS assumptions.

Asset and Liability Management (continued)

		September 30, 2001		September 30, 2000	
Change in interest rate (Basis Points)	**Board limit minimum NPV ratio %**	**$ Change in NPV**	**NPV ratio %**	**$ Change in NPV**	**NPV ratio %**
			(Dollars in thousands)		
+300	6.0%	$ (8,176)	2.6%	$(7,300)	2.9%
+200	7.0	(5,351)	5.2	(4,832)	5.4
+100	8.0	(2,481)	7.6	(2,341)	7.7
-	9.0	-	9.6	-	9.8
-100	10.0	1,167	10.4	1,822	11.4
-200	11.0	1,624	10.7	2,766	12.1
-300	12.0	-	-	3,384	12.6

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

If interest rates rise, Peoples Federal's net interest income will be negatively affected. Moreover, rising interest rates may negatively affect Peoples Federal's earnings due to diminished loan demand.

Liquidity and Capital Resources

Peoples Federal's principal sources of funds are deposits, borrowings from the FHLB, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. Peoples Federal maintains investments in liquid assets based upon management's assessment of (1) the need for funds, (2) expected deposit flows, (3) the yield available on short-term liquid assets and (4) the objectives of the asset/liability management program.

Liquidity and Capital Resources (continued)

At September 30, 2001, Peoples Federal had commitments to originate loans totaling $1.9 million and, in addition, had undisbursed loans in process of $5.6 million. At September 30, 2001, Peoples Federal had no commitments to purchase or sell loans. Peoples Federal considers its liquidity and capital sufficient to meet its outstanding short- and long-term needs.

PFC's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by PFC's operating, investing and financing activities. These activities are summarized below for the years ended September 30, 2001, 2000 and 1999:

	Year ended September 30,		
	2001	2000	1999
		(In thousands)	
Net earnings	$ 469	$ 585	$ 754
Adjustments to reconcile net earnings to net cash from operating activities	(49)	(85)	(718)
Net cash from operating activities	420	500	36
Net cash from investing activities	(5,877)	(9,184)	(5,741)
Net cash from financing activities	7,945	7,692	5,904
Net change in cash and cash equivalents	2,488	(992)	199
Cash and cash equivalents at beginning of year	1,628	2,620	2,421
Cash and cash equivalents at end of year	**$ 4,116**	**$ 1,628**	**$ 2,620**

Liquidity and Capital Resources (continued)

Peoples Federal is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 4% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as adjusted core capital plus certain additional items of capital, which in the case of Peoples Federal includes a general loan loss allowance of $239,000 at September 30, 2001.

Peoples Federal exceeded all of its regulatory capital requirements at September 30, 2001. The following table summarizes Peoples Federal's regulatory capital requirements and regulatory capital at September 30, 2001:

	Regulatory capital		Current requirement		Excess of regulatory capital over current requirement		Applicable asset total
	Amount	Percent	Amount	Percent	Amount	Percent	
	(Dollars in thousands)						
Tangible capital	$9,536	8.8%	$1,628	1.5%	$7,908	7.3%	$108,552
Core capital	$9,536	8.8%	$4,342	4.0%	$5,194	4.8%	$108,552
Risk-based capital	$9,893	15.8%	$5,018	8.0%	$4,875	7.8%	$62,726

Effect of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141. "Business Combinations." SFAS No. 141 requires all business combinations within its scope to be accounted for using the purchase method, rather than the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this statement will only impact the Company's financial statements if it enters into a business combination.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this Statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. The Company is required to adopt this Statement on October 1, 2002, and early adoption is permitted on October 1, 2001.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Peoples Financial Corporation
Massillon, Ohio

We have audited the accompanying Consolidated Statement of Financial Condition of Peoples Financial Corporation as of September 30, 2001 and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Peoples Financial Corporation as of September 30, 2000, were audited by other auditors whose report dated December 5, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Financial Corporation as of September 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP

Crowe, Chizek and Company, LLP

Cleveland, Ohio
November 14, 2001

Peoples Financial Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

September 30, 2001 and 2000
(In thousands, except share data)

ASSETS	**2001**	**2000**
Cash and due from banks	$ 389	$ 437
Interest-bearing deposits in other financial institutions	3,727	1,191
Cash and cash equivalents	4,116	1,628
Securities available for sale	266	518
Securities held to maturity (fair value 2001 - $918; 2000 - $984)	860	946
Mortgage-backed securities available for sale	4,969	6,847
Mortgage-backed securities held to maturity (fair value 2001 - $1,904; 2000 - $2,559)	1,840	2,521
Loans, net	93,692	84,834
Federal Home Loan Bank Stock	1,119	993
Accrued interest receivable	374	350
Premises and equipment, net	1,564	1,588
Other assets	403	213
Total assets	**$109,203**	**$100,438**

LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$ 75,647	$ 70,758
Federal Home Loan Bank advances	22,000	18,650
Accrued expenses and other liabilities	1,150	715
Total liabilities	98,797	90,123
Shareholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized; no shares issued	-	-
Common stock, no par value; 6,000,000 shares authorized; 1,491,012 shares issued	-	-
Additional paid-in capital	7,360	7,360
Retained earnings	6,195	6,020
Accumulated comprehensive income	229	313
Treasury stock, at cost (2001 and 2000 – 256,927 shares)	(3,378)	(3,378)
Total shareholders' equity	10,406	10,315
Total liabilities and shareholders' equity	**$109,203**	**$100,438**

See accompanying notes.

Peoples Financial Corporation

CONSOLIDATED STATEMENTS OF EARNINGS

Year ended September 30,
(In thousands, except share data)

	2001	2000	1999
Interest income			
Loans	$6,870	$6,002	$5,239
Mortgage-backed securities	584	697	748
Securities			
Taxable	82	87	106
Tax exempt	53	58	58
Interest-bearing deposits and other	55	111	108
Total interest income	7,644	6,955	6,259
Interest expense			
Deposits	3,848	3,323	3,163
Federal Home Loan Bank advances	1,122	997	342
Total interest expense	4,970	4,320	3,505
Net interest income	2,674	2,635	2,754
Provision for losses on loans	12	12	12
Net interest income after provision for losses on loans	2,662	2,623	2,742
Non-interest income			
Gain on sale of securities	346	603	518
Gain on sale of loans	10	-	-
Other	155	64	51
Total non-interest income	511	667	569
Non-interest expense			
Salaries and employee benefits	1,195	1,361	1,206
Occupancy and equipment	360	269	262
Franchise taxes	140	173	201
Federal deposit insurance premiums	28	21	40
Data processing	151	122	119
Advertising	77	66	41
Other	496	409	328
Total non-interest expense	2,447	2,421	2,197
Income before income taxes	726	869	1,114
Income tax expense	257	284	360
Net income	$ 469	$ 585	$ 754
Earnings per share			
Basic	$ .38	$ .47	$ .60
Diluted	$ .38	$ .47	$ .60

See accompanying notes.

Peoples Financial Corporation

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended September 30,
(In thousands)

	2001	2000	1999
Net income	$469	$585	$754
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities during the period, net of tax (credits) of $74, $(9) and $12 for the years ended September 30, 2001, 2000 and 1999	144	(18)	(24)
Reclassification adjustment for realized gains included in earnings, net of tax of $118, $205 and $176 for the years ended September 30, 2001, 2000 and 1999	(228)	(398)	(342)
Comprehensive income	$385	$169	$388
Accumulated comprehensive income	$229	$313	$729

See accompanying notes.

Peoples Financial Corporation
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended September 30, 2001, 2000 and 1999
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income	Shares acquired by stock benefit plans	Treasury shares, at cost	Total
Balance at October 1, 1998	$ -	$ 7,287	$ 9,927	$ 1,095	$ (1,097)	$ (2,179)	$ 15,033
Purchase of treasury shares	-	-	-	-	-	(768)	(768)
Transfer of shares to treasury upon stock benefit plan termination	-	-	-	-	190	(190)	-
Amortization expense of stock benefit plans	-	73	-	-	282	-	355
Dividends of $.62 per share	-	-	(807)	-	-	-	(807)
Comprehensive income:							
Net income	-	-	754	-	-	-	754
Change in unrealized gains on securities available for sale, net of reclassification and tax effects	-	-	-	(366)	-	-	(366)
Total comprehensive income	-	-	754	(366)	-	-	388
Balance at September 30, 1999	-	7,360	9,874	729	(625)	(3,137)	14,201
Transfer of shares to treasury upon stock benefit plan termination	-	-	-	-	478	(241)	237
Amortization expense of stock benefit plans	-	-	-	-	147	-	147
Dividends of $3.515 per share	-	-	(4,439)	-	-	-	(4,439)
Comprehensive income:							
Net income	-	-	585	-	-	-	585
Change in unrealized gains on securities available for sale, net of reclassification and tax effects	-	-	-	(416)	-	-	(416)
Total comprehensive income	-	-	585	(416)	-	-	169
Balance at September 30, 2000	-	7,360	6,020	313	-	(3,378)	10,315
Dividends of $.24 per share	-	-	(294)	-	-		(294)
Comprehensive income:							
Net income	-	-	469	-	-	-	469
Change in unrealized gains on securities available for sale, net of reclassification and tax effects	-	-	-	(84)	-	-	(84)
Total comprehensive income	-	-	469	(84)	-	-	385
Balance at September 30, 2001	$ -	$ 7,360	$ 6,195	$ 229	$ -	$ (3,378)	$ 10,406

See accompanying notes.

Peoples Financial Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended September 30,
(In thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 469	$ 585	$ 754
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	108	72	123
Gain on sale of securities	(346)	(603)	(518)
Loans originated for sale	(1,588)	-	-
Proceeds from sale of loans held for sale	1,598	-	-
Gain on sale of loans held for sale	(10)	-	-
Provision for losses on loans	12	12	12
Amortization expense of stock benefit plans	-	384	355
Recovery of loss on investments	-	10	5
Federal Home Loan Bank stock dividends	(77)	(68)	(62)
Net changes in other assets, accrued expenses and other liabilities	238	259	(612)
Deferred taxes	26	(151)	(21)
Net cash from operating activities	430	500	36
Cash flows from investing activities:			
Activity in available-for-sale securities:			
Sales	352	616	527
Activity in held-to-maturity securities:			
Maturities, prepayments and calls	87	1,012	1,012
Purchases	-	-	(1,000)
Purchase of mortgage-backed securities available for sale	-	(1,026)	(2,258)
Principal repayments on mortgage-backed securities	2,679	2,246	4,749
Loan principal repayments	21,148	16,984	21,389
Loan disbursements	(29,963)	(28,700)	(30,123)
Purchase of Federal Home Loan Bank stock	(49)	(1)	-
Purchase of office premises and equipment	(141)	(315)	(37)
Net cash used in investing activities	(5,887)	(9,184)	(5,741)

See accompanying notes.

Peoples Financial Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Year ended September 30,
(In thousands)

	2001	2000	1999
Cash flows from financing activities:			
Net increase in deposits	4,889	4,481	479
Proceeds from Federal Home Loan Bank advances	34,300	52,900	18,000
Repayment of Federal Home Loan Bank advances	(30,950)	(45,250)	(11,000)
Purchase of treasury shares	-	-	(768)
Dividends paid on common stock	(294)	(4,439)	(807)
Net cash from financing activities	7,945	692	5,904
Net change in cash and cash equivalents	2,488	(992)	199
Cash and cash equivalents at beginning of year	1,628	2,620	2,421
Cash and cash equivalents at end of year	$ 4,116	$ 1,628	$ 2,620
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 229	$ 95	$ 929
Interest paid	$ 4,988	$ 4,259	$ 3,474

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Unless otherwise indicated, amounts are in thousands, except share data.

Nature of Operations and Principles of Consolidation:

Peoples Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of Peoples Federal Savings and Loan Association of Massillon (the "Association"). The Association conducts a general banking business in northeast Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances.

The consolidated financial statements include the accounts of the Corporation and the Association, and its wholly-owned subsidiary, Massillon Community Service Corporation ("Massillon") . At September 30, 2001 and 2000, Massillon had no assets and was inactive. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments, are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on an accelerated basis, except for buildings for which the straight line basis is used.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Stock Compensation: Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the employee stock ownership plan ("ESOP") that were unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to a reduction for 31,812 weighted-average unallocated shares held by the ESOP for fiscal 1999, totaled 1,234,085, 1,248,579 and 1,265,566 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,234,852, 1,248,579 and 1,265,566 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. Options to purchase 117,617, 116,617 and 131,422 shares of common stock with a respective weighted average exercise price of $12.34, $12.39 and $12.38, were outstanding at September 30, 2001, 2000 and 1999, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Home Loan Bank of $506,000 and $307,000 was required to meet regulatory reserve and clearing requirements at year end 2001 and 2000. These balances do not earn interest.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Benefit Plans: The Corporation had an ESOP, which provided retirement benefits for substantially all employees who had completed one year of service and had attained the age of 21. The Corporation accounted for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. During fiscal 1999, the Association's Board of Directors adopted a resolution terminating the ESOP. Accordingly, the remaining 18,390 unallocated ESOP shares have been reflected as treasury shares following retirement of the outstanding ESOP loan. Expense recognized related to the ESOP totaled approximately $6,000 and $218,000 for the fiscal years ended September 30, 2000 and 1999, respectively. There was no expense for the year ended September 30, 2001.

The Association also provides retirement benefits through contributions to a discretionary 401(k) plan. Due to contributions made to the ESOP, the Association did not make matching contributions to the 401(k) plan during fiscal 1999. The Association's expense for matching contributions amounted to $29,000 and $12,000 for fiscal 2001 and 2000 respectively.

The Corporation also had a Recognition and Retention Plan ("RRP"). Subsequent to the common stock offering, the RRP purchased 59,640 shares of the Corporation's common stock in the open market. In March 2000, the Board adopted a resolution terminating the RRP. At that date, a total of 28,617 shares available under the RRP had been earned and distributed to officers and directors of the Corporation, leaving 20,884 shares unearned and 10,139 shares available for allocation. Accordingly, the remaining unearned and unallocated shares have been reflected as treasury shares. Provisions charged to expense for the RRP totaled $80,000 and $147,000 for the fiscal years ended September 30, 2000 and 1999, respectively. There was no expense for the year ended September 30, 2001.

In March 2000, a Deferred Compensation Plan was established to replace the RRP. Certain assets of the RRP Trust were returned to the Corporation, and expense provisions of $266,000 were recorded in fiscal 2000 to recognize total vested benefits to participants equal to the value of their unearned and forfeited RRP accounts. A provision of $4,000 was charged to expense in the year ended September 30, 2001 for the Deferred Compensation Plan.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Association to the Corporation or by the holding company to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Business Segments: While the Corporation's chief decision-makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - ACQUISITION

On October 2, 2001, a merger agreement was signed between National Bancshares Corporation (and its wholly-owned subsidiary First National Bank of Orrville) and Peoples Financial Corporation (and its wholly-owned subsidiary Peoples Federal Savings and Loan Association of Massillon). At the effective time of the merger, each share of Peoples Financial Corporation will be exchanged for $12.25 per share, all in cash. The agreement provides for Peoples Financial Corporation to be merged into an acquiring subsidiary and then merged into National Bancshares Corporation. The shareholders of Peoples Financial Corporation will be asked to adopt the agreement at a shareholders' meeting to be held in the first quarter of 2002. The acquisition is expected to be consummated in the third quarter of fiscal 2002 and is subject to approvals by various regulatory authorities and the shareholders of Peoples Financial Corporation.

NOTE 3 - SECURITIES

Year-end securities are as follows:

	2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held to maturity:				
Municipal obligations	$ 860	$ 59	$ (1)	$ 918
Available for sale:				
FHLMC stock	4	262		266
Total	$ 864	$ 321	$ (1)	$1,184

	2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held to maturity:				
Municipal obligations	$ 946	$ 40	$ (2)	$ 984
Available for sale:				
FHLMC stock	9	509	-	518
Total	$ 955	$ 549	$ (2)	$1,502

NOTE 3 - SECURITIES (continued)

Year-end mortgage-backed securities are as follows:

	2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held to maturity:				
Mortgage-backed securities	$1,840	$ 64	$ -	$ 1,904
Available for sale:				
Mortgage-backed securities	3,403	95	(9)	3,489
Collateralized mortgage obligations	1,110	2	(1)	1,111
Guardian Savings and Loan participation certificates	373	-	(4)	369
Total mortgage-backed securities available for sale	4,886	97	(14)	4,969
Total mortgage-backed securities	$ 6,726	$ 161	$ (14)	$ 6,873

	2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held to maturity:				
Mortgage-backed securities	$2,521	$ 38	$ -	$2,559
Available for sale:				
Mortgage-backed securities	5,187	17	(79)	5,125
Collateralized mortgage obligations	94	2	-	96
Guardian Savings and Loan participation certificates	1,032	28	-	1,060
Discovery Resort Limited, partnership notes	571	-	(5)	566
Total mortgage-backed securities available for sale	6,884	47	(84)	6,847
Total mortgage-backed securities	$9,405	$ 85	$ (84)	$9,406

NOTE 3 - SECURITIES (continued)

Sales of securities were as follows:

	2001	2000	1999
Proceeds	$ 352	$ 616	$ 527
Gross gains	346	603	518
Gross losses	-	-	-

Contractual maturities of debt securities at year-end 2001 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Held to maturity		Available for sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 12	$ 12	$ -	$ -
Due from one to five years	191	202	-	-
Due from five to ten years	203	218	-	-
Due after ten years	454	486	-	
Mortgage-backed	1,840	1,904	4,886	4,969
Total	$ 2,700	$ 2,822	$ 4,886	$ 4,969

At year-end 2001 and 2000, no securities were pledged to secure public deposits.

NOTE 4 - LOANS RECEIVABLE

Loans at year-end were as follows:

	2001	2000
	(In thousands)	
Residential real estate		
One- to four-family	$83,724	$74,801
Multi-family	309	313
Construction	12,184	11,482
Nonresidential real estate	3,179	3,655
Consumer and other loans	264	217
	99,660	90,468
Less:		
Deferred loan origination fees	96	61
Undisbursed portion of loans in process	5,633	5,338
Allowance for loan losses	239	235
Loans, net	$93,692	$84,834

The Association's one- to four-family residential real estate loans represented 84.0% of the total loan portfolio at September 30, 2001 and 82.7% of the total loan portfolio at September 30, 2000. The Association is subject to the risk that real estate values could deteriorate in its primary lending area of northeast Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Association's primary lending area are presently stable.

In the ordinary course of business, the Association has made loans to some of its directors and officers and their related business interests. The balance of such loans totaled approximately $316 and $288 at September 30, 2001 and 2000, respectively.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the year was as follows:

	2001	2000	1999
Beginning balance	$ 235	$ 213	$ 196
Provision for loan losses	12	12	12
Loans charge-off	(8)	-	-
Recoveries	-	10	5
Ending balance	$ 239	$ 235	$ 213

Nonperforming and nonaccrual loans at September 30, 2001, 2000 and 1999, totaled $193, $223 and $114 respectively. There was no material loss of interest income on nonperforming loans for the years ended September 30, 2001, 2000 and 1999. No loans were classified as impaired at September 30, 2001 or 2000, or during the years ended September 30, 2001, 2000 and 1999.

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2001	2000
Land	$ 355	$ 355
Building and improvements	1,506	1,480
Furniture and equipment	1,025	1,050
	2,886	2,885
Less accumulated depreciation	1,322	1,297
	$ 1,564	$ 1,588

Rent expense for 2001, 2000 and 1999 was $49, $19 and $12. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2002	$ 50
2003	44
2004	44
2005	37
2006	12
Thereafter	57
Total	$ 244

NOTE 7 - DEPOSITS

Time deposits of $100,000 or more were $8.9 and $7.8 million at year-end 2001 and 2000.

Scheduled maturities of time deposits for the next five years were as follows.

2002	$37,815
2003	11,703
2004	6,124
2005	1,522
2006	958
Thereafter	36
Total	$58,158

Interest expense on deposits is summarized as follows for the years ended September 30:

	2001	2000 (In thousands)	1999
NOW accounts	$ 18	$ 26	$ 24
Passbook	184	222	216
Premium savings accounts	141	65	58
Certificates of deposit	3,505	3,010	2,865
	$3,848	$3,323	$3,163

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank (FHLB) were as follows.

	2001	2000
Fixed rate advances, convertible to variable rates at the option of FHLB one, two or three years from date of note, maturities November 15, 2010 through February 2, 2011, at rates from 4.60% to 5.79%, averaging 5.16%	$ 16,000	
Maturities May 10, 2001 through May 30, 2001, primarily fixed rate at rates from 4.44% to 6.43%, averaging 5.77%	3,000	
Maturities October 10, 2000 through February 5, 2001, primarily fixed rate at rates from 6.76% to 6.93%, averaging 6.92%		$ 16,650
Variable rate at 3.52% at year end, maturities October 17, 2001 through December 6, 2001	3,000	
Variable rates at 6.90% to 7.00% at year end, maturities December 14, 2000 through March 13, 2001, average rate 6.98%		2,000
Total	$ 22,000	$ 18,650

Each advance is payable at its maturity date, without a prepayment penalty. The advances were collateralized by $27,500 and $23,313 of first mortgage loans under a blanket lien arrangement at year-end 2001 and 2000.

NOTE 9 - FEDERAL INCOME TAXES

Income tax expense was as follows:

	2001	2000	1999
Current	$ 231	$ 435	$ 381
Deferred	26	(151)	(21)
Total	$ 257	$ 284	$ 360

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

	2001	2000 (In thousands)	1999
Federal income taxes at statutory rate	$ 247	$ 295	$ 379
Increase (decrease) in taxes resulting from:			
Interest on municipal obligations	(15)	(17)	(17)
Other	25	6	(2)
Federal income taxes per consolidated financial statements	$ 257	$ 284	$ 360
Effective tax rate	35.4%	32.7%	32.3%

The composition of the Corporation's net deferred tax liability at September 30 is as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	2001 (In thousands)	2000
Deferred tax assets:		
Net deferred loan origination costs	$ 92	$ 85
General loan loss allowance	76	80
Employee benefit plan expense	115	135
Other	-	9
Deferred tax assets	283	309
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(264)	(238)
Difference between book and tax depreciation	(120)	(121)
Percentage of earnings bad debt deduction	(75)	(100)
Unrealized gains on securities designated as available for sale	(116)	(159)
Other	-	-
Deferred tax liabilities	(575)	(618)
Net deferred tax liability	$(292)	$(309)

NOTE 9 - FEDERAL INCOME TAXES (continued)

In prior years, the Association was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that previously qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 2001, include approximately $2.3 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $782 at September 30, 2001. The Association is required to recapture as taxable income approximately $560 of its bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its reserve in the future. The Association has provided deferred taxes for this amount and began to amortize the recapture of its bad debt reserve into taxable income over a six year period in fiscal 1999.

NOTE 10 - LOAN COMMITMENTS

The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association's involvement in such financial instruments.

The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At September 30, 2001, the Association had outstanding commitments of approximately $1.9 million to originate loans. Additionally, the Association had undisbursed loans in process of $5.6 million at September 30, 2001. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 2001, and will be funded from normal cash flow from operations.

NOTE 11 – STOCK OPTION PLAN

During fiscal 1997, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 104,371 shares of authorized, but unissued, shares of common stock at the fair market value at the date of grant. The Corporation granted options to purchase 37,275 shares to members of the Board of Directors and 67,096 shares to certain employees at an exercise price of $16.00 per share. In order to give effect to a return of capital distribution paid in fiscal 1997, the number of shares granted under option and the exercise price were adjusted in fiscal 1998 to 134,427 and $12.41 per share, respectively. Exercise price is the market price at date of grant. The maximum option term is ten years, and options vest over five years.

Peoples Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2001, 2000 and 1999

NOTE 11 – STOCK OPTION PLAN (continued)

A summary of the activity in the plan is as follows.

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	116,617	$12.39	131,422	$12.38
Granted	1,000	6.25	-	-
Exercised	-	-	-	-
Forfeited	-	-	(14,805)	$12.41
Outstanding at end of year	117,617	$12.34	116,617	$12.39

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options exerciseable at year-end	91,972	$12.43	70,252	$12.44
Weighted-average fair value of options granted during year	1,000	1.56		N/A

Options outstanding at year-end 2001 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 6.25	1,000	9.5	-	-
$ 9.94 - $16.44	116,617	5.6	91,972	$12.43
Outstanding at year end	117,617	5.6	91,972	$12.43

NOTE 11 – STOCK OPTION PLAN (continued)

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below.

	2001	2000	1999
Net income as reported	$469	$585	$754
Pro forma net income	467	585	752
Basic earnings per share as reported	$ .38	$ .47	$ .60
Pro forma basic earnings per share	.38	.47	.59
Diluted earnings per share as reported	$ .38	$ .47	$ .60
Pro forma diluted earnings per share	.38	.47	.59

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2001	2000	1999
Risk-free interest rate	5.1%	6.5%	6.5%
Expected option life	7 years	10 years	10 years
Expected stock price volatility	18.0	12.0	12.0
Dividend yield	2.0%	1.7%	1.7%

NOTE 12 - REGULATORY CAPITAL

The Association is subject to the regulatory capital requirements of the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk.

The risk-based capital requirement provides for the maintenance of adjusted core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

During the calendar year, the Association was notified by its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Association must maintain minimum capital ratios as set forth in the following table.

As of September 30, 2001 and 2000, management believes that the Association met all capital adequacy requirements to which it was subject.

	As of September 30, 2001					
	Actual		Required for capital adequacy purposes		Required to be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Tangible capital	$ 9,536	8.78%	≥ $1,628	≥1.5%	≥ $5,428	≥ 5.0 %
Core capital	$ 9,536	8.78%	≥ $4,342	≥4.0%	≥ $6,513	≥ 6.0 %
Risk-based capital	$ 9,893	15.77%	≥ $5,018	≥8.0%	≥ $6,273	≥10.0 %

NOTE 12 - REGULATORY CAPITAL (continued)

	As of September 30, 2000					
	Actual		Required for capital adequacy purposes		Required to be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$9,000	9.0%	≥$1,503	≥1.5%	≥$5,011	≥ 5.0%
Core capital	$9,000	9.0%	≥$4,009	≥4.0%	≥$6,013	≥ 6.0%
Risk-based capital	$9,464	16.7%	≥$4,529	≥8.0%	≥$5,661	≥10.0%

The Corporation's management believes that, under the current regulatory capital regulations, the Association will continue to meets its minimum capital requirements in the foreseeable future. However, events beyond the control of management, such as increased interest rates or an economic downturn in the Association's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE 13 – FAIR VALUES OF FINANCIAL STATEMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2001 Carrying Amount	2001 Fair Value	2000 Carrying Amount	2000 Fair Value
Financial assets				
Cash and cash equivalents	$ 4,116	$ 4,116	$ 1,628	$ 1,628
Securities	1,126	1,184	1,464	1,502
Mortgage-backed securities	6,809	6,873	9,368	9,406
Loans, net	93,692	94,856	84,834	82,232
Federal Home Loan Bank stock	1,119	1,119	993	993
Accrued interest receivable	374	374		
Financial liabilities				
Deposits	(75,647)	(76,598)	(70,758)	(70,576)
Federal Home Loan Bank advances	(22,000)	(23,730)	(18,650)	(18,655)
Accrued interest payable	(100)	(100)	(118)	(118)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable and demand deposits. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans, deposits and Federal Home Loan Bank advances, for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values.

Peoples Financial Corporation
STATEMENTS OF FINANCIAL CONDITION

September 30, 2001, 2000 and 1999

NOTE 14 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of Peoples Financial Corporation as of September 30, 2001 and 2000, and the results of its operations and its cash flows for the years ended September 30, 2001, 2000 and 1999.

ASSETS	2001	2000
Cash and due from banks	$ 127	$ 467
Interest-bearing deposits in other financial institutions	26	4
Investment in Peoples Federal Savings and Loan Association of Massillon	9,766	9,314
Prepaid expenses and other assets	132	119
Accounts receivable from Peoples Federal Savings and Loan Association of Massillon	367	424
Total assets	$10,418	$10,328
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses and other liabilities	$ 12	$ 13
Shareholders' equity	10,406	10,315
Total liabilities and shareholders' equity	$10,418	$10,328

NOTE 14 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(continued)

Peoples Financial Corporation
STATEMENTS OF EARNINGS
Year ended September 30,
(In thousands)

	2001	2000	1999
Income			
Interest income	$ 6	$ 17	$ 46
Equity in earnings of subsidiary	536	650	805
Total revenue	542	667	851
General and administrative expenses	106	115	123
Income before income tax credits	436	552	728
Federal income tax credits	(33)	(33)	(26)
Net Income	$469	$585	$754

Peoples Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2001, 2000 and 1999

NOTE 14 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Peoples Financial Corporation
STATEMENTS OF CASH FLOWS
Year ended September 30,
(In thousands)

	2001	2000	1999
Cash flows provided by (used in) operating activities:			
Net income	$ 469	$ 585	$ 754
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Undistributed earnings of consolidated subsidiary	(536)	(650)	(805)
Amortization of expense related to stock benefit plans	-	384	147
Net changes in other assets and other liabilities	43	(49)	(12)
Net cash provided by operating activities	(24)	270	84
Cash flows from investing activities:			
Dividends received from subsidiary	-	3,482	2,108
Repayments on ESOP loan	-	-	336
Net cash provided by investing activities	-	3,482	2,444
Cash flows from financing activities:			
Dividends on common stock	(294)	(4,439)	(807)
Purchase of treasury stock	-	-	(768)
Net cash used in financing activities	(294)	(4,439)	(1,575)
Net increase (decrease) in cash and cash equivalents	(318)	(687)	953
Cash and cash equivalents at beginning of year	471	1,158	205
Cash and cash equivalents at end of year	$ 153	$ 471	$1,158

NOTE 15 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income (1)	Earnings per Share Basic	Earnings per Share Fully Diluted
2001					
First quarter	$ 1,880	$ 610	$ 117	$ .09	$ .09
Second quarter	1,923	693	142	.11	.11
Third quarter	1,911	679	154	.12	.12
Fourth quarter	1,930	692	56	.05	.05
2000					
First quarter	1,653	676	167	.13	.13
Second quarter	1,701	677	140	.11	.11
Third quarter	1,780	676	113	.09	.09
Fourth quarter	1,821	606	165	.13	.13

(1) Fourth quarter income for 2001 reflects the impact of additional expenses related to the Company's pending acquisition by National Bancshares Corporation as indicated in Note 2.

PEOPLES FINANCIAL CORPORATION
AND
PEOPLES FEDERAL SAVINGS AND LOAN ASSOCIATION OF MASSILLON

**Board of Directors of
Peoples Financial Corporation and
Peoples Federal Savings and Loan
Association of Massillon**

Victor C. Baker, Director
Retired

James P. Bordner, Director
President
P. J. Bordner & Company, Inc.

Alan C. Edie, Director
Senior Vice President
Peoples Federal Savings and Loan
Association of Massillon

Vincent G. Matecheck, Director
Attorney

Thomas E. Shelt, Director
Retired

Vince E. Stephan, Director
Retired

Paul von Gunten
President and Chief Executive Officer
Peoples Financial Corporation and
Peoples Federal Savings and Loan
Association of Massillon

**Officers of
Peoples Financial Corporation**

Vince E. Stephan
Chairman of the Board of Directors

Paul von Gunten
President and Chief Executive Officer

Linda L. Fowler
Secretary

James R. Rinehart, CPA
Treasurer

**Officers of
Peoples Federal Savings and Loan
Association of Massillon**

Paul von Gunten
President and Chief Executive Officer

Alan C. Edie
Senior Vice President

William P. Hart
Vice President - Lending

Linda L. Fowler
Secretary

Linda L. Ricker
Assistant Secretary

James R. Rinehart, CPA
Treasurer

Cindy A. Wagner
Assistant Treasurer

SHAREHOLDER SERVICES

Fifth Third Bank serves as transfer agent and dividend distributing agent for PFC's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Fifth Third Bank
Corporate Trust Operations
MD 1090F5
38 Fountain Square Plaza
Cincinnati, Ohio 45263
(800) 837-2755

ANNUAL REPORT ON FORM 10-KSB

A copy of PFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

Peoples Federal Savings and Loan Association of Massillon
211 Lincoln Way East
Massillon, Ohio 44646
Attention: Linda L. Fowler, Secretary

MAYFLOWER
FULL-SERVICE BRANCH,
NORTHWEST CORNER OF 23RD
STREET N.W. AND
LINCOLN WAY N.W.,
MASSILLON, OHIO.
OPENED SEPTEMBER, 1985.





BELDEN LENDING OFFICE
(OFFICE LEFT QUARTER
OF BUILDING),
4344 METRO CIRCLE N.W.;
NORTH CANTON, OHIO.
OPENED JUNE, 1996.

IN-STORE BRANCH AT
WAL-MART SUPERCENTER,
NORTHWEST CORNER OF
ROUTE 21 AND ROUTE 30,
MASSILLON, OHIO.
OPENED JULY, 2000.


Peoples Federal
SAVINGS and LOAN ASSOCIATION
MAC

NOTES